EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 33-48079, 33-82124, 33-60611, 333-05933, 333-28887, 333-37843, 333-71261, 333-86147, 333-39588, 333-97793, 333-105879, 333-109301, 333-117086, 333-121060, 333-125160, 333-129890 and 333-136747) of Tekelec of our report dated February 27, 2007 relating to the financial statements, financial statement schedules, management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears in this Form 10-K**.**

/s/ PricewaterhouseCoopers LLP

Raleigh, North Carolina
February 27, 2007